

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

<u>VIA E-Mail</u>
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Canada Office Properties
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

      **Re: Brookfield Canada Office Properties
              Form 40-F for the year ended December 31, 2012
              Filed on March 21, 2013
              File No. 001-35391**

Dear Mr. Bryan K. Davis:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Jessica Barberich

                              Jessica Barberich
                              Assistant Chief Accountant